# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Avalo Therapeutics, Inc., CIK 0001534120
CUSIP: 05338F306
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 08/06/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-033701
Filed by CIK 0001754540

## Reporting persons
- Patrick J. Crutcher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 549,467; shared voting power 0; sole dispositive power 549,467; shared dispositive power 0; aggregate amount beneficially owned 549,467 (4.2% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Avalo Therapeutics, Inc.
Address of issuer's principal executive offices: 1500 Liberty Ridge Drive, Suite 321 Wayne PA 19087

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Patrick J. Crutcher (the "Reporting Person"). The ownership percentages are based upon 13,152,356 shares of Common Stock outstanding as disclosed in the Issuer's final prospectus filed with the with SEC on August 7, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Person is: 650 Ponce De Leon Ave., Suite 300 #2347, Atlanta, GA 30308.
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 549,467.00
Percent of class: 4.2
Sole power to vote or to direct the vote: 549,467.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 549,467.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Patrick J. Crutcher: /s/ Patrick J. Crutcher, Patrick J. Crutcher (08/27/2025)